UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

NORTH AMERICAN ENERGY PARTNERS INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

656844107
(CUSIP Number)

Michael C. Neus
Perry Corp.
767 Fifth Avenue, 19th Floor
New York, New York 10153
(212) 583-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2013
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 656844107	Page 2 of 8

1           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

Perry Corp.

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [  ]
b.           [  ]
3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5            Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

New York

	7	Sole Voting Power
Number of Shares		1,726,968
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 1,726,968
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

1,726,968

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                [  ]

13           Percent of Class Represented By Amount in Row (11)

4.75%

14           Type of Reporting Person (See Instructions)

IA, CO

CUSIP NO. 656844107	Page 3 of 8

1           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

Richard C. Perry

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [  ]
b.           [  ]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5            Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

United States of America

	7	Sole Voting Power
Number of Shares		1,726,968 (all shares beneficially owned by Perry Corp.)
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 1,726,968 (all shares beneficially owned by Perry Corp.)
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

1,726,968

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                 [  ]

13           Percent of Class Represented By Amount in Row (11)

4.75%

14           Type of Reporting Person (See Instructions)

IN, HC

CUSIP NO. 656844107	Page 4 of 8

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined herein) with the United States Securities and Exchange Commission on December 4, 2006, as amended from time to time (the “Schedule 13D”), relating to common shares, no par value (the “Shares”), of North American Energy Partners Inc., a Canadian federal corporation (the “Issuer”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby supplementally amended as follows:

Item 2.                    Identity and Background.

This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen (together, the “Reporting Persons”).  Perry Corp. is a registered investment adviser that provides investment management services to private investment funds (the “Perry Funds”).  Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp.  The principal business address of each of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153.  A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit 1.

The name, citizenship, business address and principal occupation of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Schedule I attached hereto, which is incorporated herein by reference.

Except as set forth below, during the last five years, neither Perry Corp., Richard C. Perry, nor, to the knowledge of the Reporting Persons, any of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On July 21, 2009, Perry Corp. settled an administrative proceeding brought by the SEC pursuant to which, while neither admitting nor denying the charges, Perry Corp. agreed to the entry of a cease and desist order requiring future compliance with Section 13(d) under the Securities Exchange Act of 1934 and Rule 13d-1 thereunder, a censure and payment of a $150,000 penalty.  The order resolves the SEC’s inquiry into Perry Corp.’s acquisition of shares of Mylan Corporation in 2004.  Additional information regarding the terms of the settlement can be found in SEC Release No. 34-60351, dated July 21, 2009.

Item 5.                    Interest in Securities of the Issuer.

(a) – (b)  Perry Corp. is the indirect beneficial owner of 1,726,968 Shares, which constitutes 4.75 % of the Issuer’s outstanding Shares, based upon 36,322,126 Shares outstanding as of September 30, 2013 (pursuant to the Issuer’s Form 6-K, filed on November 5, 2013).  Perry Corp. has sole power to vote and sole power to dispose of the 1,726,968 Shares.  By virtue of his position as President, sole director and sole stockholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such Shares.

CUSIP NO. 656844107	Page 5 of 8

(c)           Except as set forth in Exhibit 6 hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Statement on Schedule 13D by either Perry Corp. or Richard C. Perry.

(d)           The limited partners of (or investors in) each of the Perry Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)           December 19, 2013.

Item 7.                    Material to be Filed as Exhibits.

Exhibit	Description

1*	Joint Filing Agreement, dated as of December 1, 2006, by and among Perry Corp. and Richard C. Perry.

2*
Form of Underwriting Agreement, by and among North American Energy Partners Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the several underwriters listed in Schedule B thereto and the selling shareholders named in Schedule A thereto. (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to Form F-1, Registration No. 333-135943, filed by NACG Holdings Inc. on October 12, 2006).

3*
Registration Rights Agreement, dated as of November 26, 2003 among NACG Holdings Inc. and the shareholders party thereto (incorporated by reference to Exhibit 4.1 to Form F-1, Registration No. 333-135943, filed by NACG Holdings Inc. on July 21, 2006).

4*	Letter Agreement dated November 28, 2006 among North American Energy Partners Inc., Perry Partners L.P., and Perry Partners International Inc.

5*	Power of Attorney, dated June 21, 2005

6	Transactions in the Shares effected in the past 60 days.

* Previously filed as an Exhibit to the Schedule 13D and incorporated herein by reference.

CUSIP NO. 656844107	Page 6 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 20, 2013                                    PERRY CORP.

By:         /s/ Richard C. Perry*
Name:    Richard C. Perry
Title:      President

Date:  December 20, 2013                                    /s/ Richard C. Perry*
RICHARD C. PERRY

*By Michael Neus, attorney-in-fact

CUSIP NO. 656844107	Page 7 of 8

SCHEDULE I

Executive Officers and Directors of Perry Corp. (other than Richard C. Perry)

Name	Title	Citizenship

Randall Borkenstein	Chief Financial Officer and Treasurer
Michael C. Neus	General Counsel and Secretary
Paul Leff	Managing Director and Co-Chief Investment Officer
David Russekoff	Managing Director and Co-Chief Investment Officer
Todd Westhus	Managing Director
Doreen Mochrie	Managing Director

Each of the persons listed above is a citizen of the United States of America.  The business address for each of the persons listed above is:  c/o Perry Corp., 767 Fifth Avenue, 19th Floor, New York, NY 10153.

CUSIP NO. 656844107	Page 8 of 8

Exhibit 6

TRANSACTIONS IN SHARES

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through the close of business on December 20, 2013. Except as otherwise noted below, all such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

FOR THE ACCOUNT OF	NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
Perry Partners L.P.	Open Market Sale	12/19/2013	(846,032)	$6.00

Perry Partners International Inc.	Open Market Sale	12/19/2013	(150,787)	$6.00

Perry Luxco S.A.R.L.*	Open Market Sale	12/19/2013	(803,181)	$6.00

____________________

* Perry Partners International, Inc. is the indirect sole shareholder of Shares owned by Perry Luxco S.A.R.L.